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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO/A

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                                ----------------

                             SERENGETI EYEWEAR, INC.
                        (Name of Subject Company (Issuer))

                  SUNSHINE ACQUISITION, INC. (OFFEROR), AND
          WORLDWIDE SPORTS AND RECREATION, INC. (PARENT OF OFFEROR)
                  (Names of Filing Persons (identifying status
                       as offeror, issuer or other person))

                                ----------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   817498 10 8
                      (CUSIP Number of Class of Securities)

                                RICHARD R. KRACUM
                                    CHAIRMAN
                      WORLDWIDE SPORTS AND RECREATION, INC.
                             C/O WIND POINT PARTNERS
                            676 NORTH MICHIGAN AVENUE
                                   SUITE 3300
                             CHICAGO, ILLINOIS 60611
                               TEL: (312) 255-4800
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                           STEVEN V. NAPOLITANO, ESQ.
                               KATTEN MUCHIN ZAVIS
                                 525 WEST MONROE
                                   SUITE 1600
                          CHICAGO, ILLINOIS 60661-3693
                               TEL: (312) 902-5200

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                            CALCULATION OF FILING FEE

            Transaction valuation*                 Amount of filing fee*
                 $32,764,831                              $6,553
           ----------------------------------------------------------------


* For the purpose of calculating the filing fee only. This calculation assumes the purchase of (i) 2,384,000 shares of Common Stock, par value $0.001 per share ("Shares") at a price per Share of $3.95, (ii) 905,000 Shares which are subject to outstanding options at a price per Share of $3.95 less the exercise price of such options, (iii) 8,513 shares of Series A Preferred Stock, par value $0.001 per share, 8,435 shares of Series B Preferred Stock, par value $0.001 per share, and 8,435 shares of Series C Preferred Stock, par value $0.001 per share, for aggregate consideration of $22,500,000. Except for warrants to purchase 975,000 Shares (which warrants shall at the Effective Time of the Merger become the right to receive $3.95 per Share upon payment by the holders of such warrants of the exercise price for such warrants), such number of Shares, options and preferred shares represent all of the securities of the Subject Company outstanding as of July 19, 2000. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the securities of the Subject Company to be purchased.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:        $6,553
                     Filing Party:                  Sunshine Acquisition, Inc.
                     Form or Registration No.:      Schedule TO
                     Date Filed:                    July 20, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X]       third-party tender offer subject to Rule 14d-1.
           [ ]       issuer tender offer subject to Rule 13e-4.
           [ ]       going-private transaction subject to Rule 13e-3.
           [ ]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                         AMENDMENT NO. 1 TO SCHEDULE TO

           This Amendment No. 1 amends and supplements the Schedule TO filed with the Securities Exchange Commission on July 20, 2000 (the "Schedule TO") by Sunshine Acquisition, Inc., a New York corporation ("Purchaser") and a wholly owned subsidiary of Worldwide Sports and Recreation, Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.001 per share (the "Common Stock"), of Serengeti Eyewear, Inc., a New York corporation (the "Company"), at a purchase price of $3.95 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEM 1.    SUMMARY TERM SHEET.

           Item 1 of the Schedule TO is hereby amended as follows:

           The answer to the fourth question on page 3 of the Offer to Purchase is amended to read in its entirety as follows:

           Yes. As an inducement for Parent and Purchaser to sign the merger agreement, Stephen Nevitt, Michael Guccione, Milton Nevitt, Joseph Feldman and the Nevitt Family Trust have each agreed to tender their shares (representing approximately 51% of the presently outstanding shares in Serengeti) on the same terms set forth in this offer to purchase. See Section 11.

ITEM 4.    TERMS OF THE TRANSACTION.

           Item 4 of the Schedule TO is hereby amended as follows:

           The second sentence of the first paragraph under Section 1 ("Terms of the Offer") of the Offer to Purchase is amended to read in its entirety as follows:

                      The term "Expiration Date" means 11:00 a.m., New York City time, on August 17, 2000, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the purchase of any Shares by Purchaser.

ITEM 6.    PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

           Item 6 of the Schedule TO is hereby amended as follows:

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           The information set forth in Section 15 ("Certain Conditions of the
Offer") of the Offer to Purchase is amended as follows:

           The first sentence of the first paragraph under Section 15 is revised by replacing items (iii) and (iv) to read in their entirety as follows:

                     (iii) the Financing Condition shall have been satisfied or waived at or prior to the expiration of the Offer and
                     (iv) at or prior to the expiration of the Offer, the Company shall have delivered pay-off letters, in form attached to the Merger Agreement, from (x) SunTrust Bank, Central Florida, N.A., and Bank Austria Creditanstalt Corporate Finance, Inc. and (y) CIT Group/Business Credit, Inc., with respect to the Company's Indebtedness (the "Pay-Off Letter Condition").

           Section 15 of the Offer to Purchase is further amended by revising the first sentence of the second full paragraph on page 39 thereof to read in its entirety as follows:

                      The foregoing conditions are for the benefit of Parent and Purchaser and may, subject to the terms and conditions of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer (except with respect to the condition in paragraph (b) above, which may be waived at any time and from time to time prior to payment for the Shares).

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Section 9 of the Offer to Purchase is amended by adding the following paragraphs as new text after the fifth paragraph therein:

           The Convertible Note will be executed by the Company in favor of Wind Point Partners IV, L.P., as agent ("Agent") for the following holders of the Note: Excorp Holdings Limited, The Northwestern Mutual Life Insurance Company, Antares Capital Corporation, Metropolitan Life Insurance Company, Rivolier S.A., Wind Point Partners III, L.P., Wind Point III Executive Advisor Partners, L.P., Wind Point Partners IV, L.P., Wind Point IV Executive Advisor Partners, L.P. and Wind Point Associates IV, LLC, Aetna Life Insurance Company, Julius Hoeft, B. Joseph Messner and Daniel Dallemolle (collectively, the "Noteholders").

           Interest will accrue on the Convertible Note monthly, commencing on the date of Closing until maturity, at a rate equal to the prime rate of interest, and all accrued interest will be capitalized and added to the principal amount due under the Note when and as the same becomes due. The Note will mature on October 31, 2008, when all principal and capitalized interest will be due.

           The Agent may convert all or any portion of the outstanding principal and/or capitalized interest due on the Note on behalf of all of the Noteholders at any time into shares of common stock and Preferred Shares of the Company at a predetermined ratio.

           Item 7 of the Schedule TO is hereby amended as follows:

The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is amended by adding the following as a new fourth sentence to the first full paragraph on page 18 thereof:

           The funding for the Offer to Purchase will come from the following six primary sources: (1) existing shareholders of the Company and their affiliates, Aetna Life Insurance Company, Julius Hoeft, an individual, and Daniel Dallemolle, an individual, will collectively purchase $15,000,000 of equity issued by the Company;
           (2) Antares Capital Corporation and certain other lenders who are parties to a senior credit facility currently provided to the Company will provide an additional $26,200,000 of term debt under such credit facility (the existing revolving line of credit will be repaid, in part by approximately $18,600,000); (3) The Northwestern Mutual Life Insurance Company will purchase a Senior Subordinated Note issued by the Company in an amount equal to $6,650,000; (4) Metropolitan Life Insurance Company will purchase a Senior Subordinated Note issued by the Company in an amount equal to $6,650,000; (5) the Company will issue to the shareholders described in (1) above, a Convertible Subordinated PIK Promissory Note in the original principal amount of $12,200,000 (the "Convertible Note"); and (6) the Company will issue to RBB Bank a Non-Negotiable Subordinated Promissory Note in the original principal amount of $1,000,000.

Section 9 of the Offer to Purchase is further amended by adding the following sentence to the end of the second full paragraph on page 18 thereof:

                      The financing is subject to certain conditions set forth in the Letters of Commitment (and term sheets related thereto) which have been filed as exhibits to the Schedule TO referred to in Section 18 and are incorporated herein by reference.

           Section 9 of the Offer to Purchase is further amended by adding the following sentence as a new fifth sentence to the first full paragraph on page 18 thereof:

                      Purchaser does not have any alternate plan to finance the Merger.

ITEM 10.   FINANCIAL STATEMENTS.

           Not Applicable.


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ITEM 11.   ADDITIONAL INFORMATION.

           Item 11 of the Schedule TO is hereby amended as follows:

           On August 11, 2000, Parent issued a press release which is attached hereto as Exhibit (a)(1)(I). The information set forth in the press release is incorporated herein by reference.

ITEM 12.   EXHIBITS.

           Item 12 of the Schedule TO is hereby amended and supplemented by addition of the following exhibits:

(a)(1)(I)                   Press Release dated August 11, 2000

(b)(5) Term Sheet relating to Letter of Commitment dated as of July 12, 2000 for 12% Convertible Subordinated Notes due August 5, 2007 between The Northwestern Mutual Life Insurance Company and Parent.

(b)(6) Term Sheet relating to Letter of Commitment dated as of July 12, 2000 for 12% Convertible Subordinated Notes due August 5, 2007 between The Metropolitan Life Insurance Company and Parent.

(b)(7) Term Sheet relating to Letter of Commitment dated as of July 12, 2000 between Antares Capital Corporation and Parent.

(b)(8) Form of Convertible Subordinated PIK Promissory Note to be issued by Parent in favor of Wind Point Partners IV, L.P., as Agent.

(d)(7) Amendment No. 1 to Agreement and Plan of Merger, dated August 11, 2000, by and among the Company, Parent and Purchaser.

                                    4
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                                       SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          Worldwide Sports and Recreation, Inc.

                                          By: /s/ Richard Kracum
                                             ----------------------------------
                                             Name:  Richard Kracum
                                             Title: Chairman

                                          Sunshine Acquisition, Inc.

                                          By: /s/ Richard Kracum
                                             ----------------------------------
                                             Name:  Richard Kracum
                                             Title: Chairman

August 11, 2000


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